

Mail Stop 4720

August 7, 2017

Scott Kingsley
Treasurer and Chief Financial Officer
Community Bank System, Inc.
5790 Widewaters Parkway
DeWitt, New York 13214-1883

  Re: Community Bank System, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2016
    Filed March 1, 2017
    Form 8-K
    Filed July 31, 2017
    File No. 001-13695

Dear Mr. Kingsley:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 8-K filed July 31, 2017

Item 9.01 Financial Statements and Exhibits

Exhibit 99 – Press Release, dated July 31, 2017

Quarterly GAAP to Non-GAAP Reconciliations

1. You disclose the non-GAAP measures of Adjusted net income (non-GAAP), Adjusted return on average assets, Adjusted return on average equity, Diluted adjusted net earnings per share (non-GAAP), Total adjusted noninterest expenses (non-GAAP) and Operating

revenues (non-GAAP), all excluding acquisition expenses. For each individual expense category included in acquisition expenses please provide us additional information to help us understand the nature of each expense. Specifically address whether each adjustment represents a direct restructuring expense such as employee severance and contract termination fees or if they are related to duplicative, synergy like adjustments that will eventually run-off over time. In addition, we note the reference to footnote (3) which states that these amounts are presented after tax effect. In future filings please present income taxes as a separate adjustment pursuant to Question 102.11 consistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3321 with any questions.

Sincerely,

/s/ David Irving

David Irving
Senior Staff Accountant
Office of Financial Services